COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
 SUPPLEMENT NO. 2 DATED DECEMBER 22, 2011
 TO THE PROSPECTUS DATED DECEMBER 6, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated December 6, 2011 and Supplement No. 1 dated December 14, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.; and
(2)	a recent real property investment.

Status of Our Public Offering

The registration statement for our initial public offering of $4,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and have reserved and are offering $500,000,000 in shares pursuant to our distribution reinvestment plan.  Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $10,000,000. On December 6, 2011, Cole Holdings Corporation, an affiliate of our sponsor, deposited $10,000,000 for the purchase of shares of common stock in the offering into escrow. As a result, we satisfied the conditions of our escrow agreement and on December 7, 2011, we broke escrow and accepted the investor’s subscription for shares of our common stock in the offering, resulting in gross proceeds of $10,000,000. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as December 22, 2011.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the subsection of our prospectus captioned “Prospectus Summary — Description of Real Estate Objectives” which was added to page 19 of the prospectus by Supplement No. 1 dated December 14, 2011.

Description of Real Estate Investments

As of December 22, 2011, our investment portfolio consisted of nine properties located in seven states, consisting of 212,468 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. On December 20, 2011,we acquired an approximately 7,000 square foot single-tenant retail building leased to Advance Stores Company, Incorporated (“Advance Stores”), on an approximately 1.57 acre site located in Macomb Township, MI (the “AA Macomb Property”), for a gross purchase price of $2.1 million, exclusive of closing costs.

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments” which was added to page 80 of the prospectus by Supplement No. 1 dated December 14, 2011:

Real Property Investments

We engage in the acquisition and ownership of commercial properties in the retail, office and industrial sectors that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates.

As of December 22, 2011, we, through separate wholly-owned limited liability companies, owned nine properties located in seven states, consisting of 212,468 gross rentable square feet of commercial space. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility. Since December 14, 2011, the date of our last prospectus supplement, we acquired the AA Macomb Property on December 20, 2011 through a separate wholly-owned limited liability company, for a gross purchase price of $2.1 million, exclusive of closing costs.

The AA Macomb Property is 100% leased to Advance Stores, subject to a net lease, which commenced on July 2, 2009. Pursuant to the lease agreement, Advance Stores is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $174,226, or $24.89 per square foot, is fixed for the initial lease term, which expires July 31, 2024. Advance Stores has three options to renew the lease, each for an additional five-year term beginning on August 1, 2024 with rental escalations of 29% at the first renewal period and 5% at each renewal thereafter. The AA Macomb Property was constructed in 2009 and has an initial yield and average yield of 8.3%. The initial yield is calculated as the annual rental income for the in-place lease at the property divided by the property purchase price, exclusive of closing costs. Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term, divided by the property purchase price adjusted for certain seller credits, exclusive of closing costs.  The AA Macomb Property is subject to a long-term double net lease, whereby Advance Stores is required to pay substantially all operating expenses and capital expenditures. Future costs associated with double net leases are unpredictable. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that current annualized rental income and average annual rental income are more appropriate figures from which to calculate initial yield and average yield, respectively, than net operating income.

For federal income tax purposes, the preliminary aggregate depreciable basis in the AA Macomb Property is estimated to be approximately $1.7 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any renovations, improvements or development of the AA Macomb Property and we believe the AA Macomb Property is adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.